Exhibit 99.1

Sapiens Acquires Spain-Based Cálculo to Support its Penetration of the Iberian Market

The acquisition is the first step in Sapiens’ journey to enter Spain and Portugal, which the company views as a long-term growth opportunity, with Sapiens’ P&C and L&P core suites

Holon, Israel and Madrid, Spain – October 10, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has entered into a definitive agreement to acquire Cálculo, a leading vendor of insurance consulting and managed services, and a core solution to the Spanish market.

Cálculo was established in 1966 and possesses over 150 insurance experts and 25 insurance company customers in Spain. The company’s team of experts, one of the largest core insurance system teams in Spain, and impressive customer base that includes several blue-chip companies, will help Sapiens continue its global expansion by entering the large Iberian market.

Sapiens will continue to invest in and support Calculo’s products, including the e-Tica core system and other solutions for existing and new customers, while offering Sapiens’ leading products based on market segment (life & pension and property & casualty) and different tiers. Sapiens’ solutions will also be provided to Spanish global customers.

Juan Mazzini, senior analyst of financial services at Celent analyst firm, commented: “At Celent, we see three overlapping forces with profound implications for the core insurance system space in Spain: the relevance of the innovation and digital transformation agenda for insurers, along with many years of IT spending dedicated to maintaining systems, and the increasing number of offers from established and new vendors to this market.”

“The need, the means and the opportunity have converged. It is a perfect time to enter this market, as we foresee insurers investing in new systems in the next few years. It’s no surprise that Sapiens made this move to become a relevant player in the Spanish marketplace,” concluded Mazzini.

“This acquisition was a relatively simple decision, as it is expected to accelerate our global footprint by helping us enter the sizeable Iberian market,” said Roni Al-Dor, Sapiens president and CEO. “It checks all the boxes of our M&A growth strategy: it enables us to expand geographically, grows our customer base, and adds a talented team of experts, as well as complementary capabilities and services to our portfolio.”

Continued Al-Dor: “We see this acquisition as the catalyst for long-term growth opportunities that will be sustained by selling Sapiens’ core and digital suites to a market with a high percentage of in-house systems. Additionally, Sapiens will further improve our existing products and services by onboarding Cálculo’s team of experts, consultants and solutions. Sapiens looks forward to welcoming the Cálculo team and creating value for our customers and shareholders.”

“This acquisition will offer the Cálculo team and clients access to innovative technology, a global network of relationships and extensive resources,” said Diogo Moraes Sunyer, Cálculo’s CEO. “Sapiens will benefit from Cálculo’s experienced experts, local market knowledge and the close relationships we have built and maintained in Spain. We look forward to transitioning into the organization as seamlessly as possible and creating a successful future together with Sapiens.”

The acquisition’s primary goal was expansion into the Spanish market in the long term. Calculo’s expected full-year 2019 revenue is approximately $10 million, with break-even profitability. This transaction is expected to be accretive to profits by the end of 2020. Sapiens will pay a cash consideration based on valuation of less than one time revenues.

About Cálculo

Cálculo was established in 1966 and is headquartered in Madrid, with additional offices in Barcelona. The company offers specialized IT solutions for insurance companies in the Spanish market, as well as technology management products and consulting services specific to the sector. Cálculo possesses 25 insurance customers, including blue chip companies, and an expert team of over 150 employees. For more information (Spanish language): www.calculo-sa.es.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com